Exhibit 4.24

                             Cordiant Group Limited]
                                1-5 Midford Place
                                     LONDON
                                     W1T 5BH



10 March 2003


Jean de Yturbe
24 rue du Bac
75007 Paris
France

Dear Jean,

     Re: Your Commission Agreement with Cordiant Group Limited

This letter (the "Commission Agreement") sets out the agreement between you and Cordiant Group Limited (the "Company"). This Commission Agreement shall become effective as of March 5, 2003 and shall continue indefinitely until terminated by either you or the Company by giving the other party notice (the "Term"), provided, however, that in no event shall such notice be sent by either party hereto as long as you remain a director of Cordiant Communications Group plc.

1. We have agreed that the following commission shall be paid to you by the Company in the event that any majority owned subsidiary of Cordiant Communications Group plc (a "Group Company") is awarded New Business (as that term is defined below) in the circumstances set forth below:

In the event that, during the Term, any Group Company primarily through your efforts (as determined by the Group Company to which such New Business is awarded), is awarded the account of a brand of product or service that such Group Company has not previously serviced ("New Business") then the Company shall pay you 5% of the Revenue (as that term is defined below) generated by each such piece of New Business during the 12 consecutive full calendar months commencing with the month in which the first billing is sent to the client with respect to such New Business by the Group Company.

2. We have agreed that the following commission shall be paid to you by the Company in the event that a Group Company is awarded New Business in the circumstances set forth below:

In the event that, during the Term, any Group Company, in the opinion of the CEO of Cordiant Communications Group plc, is awarded New Business in material part through your efforts, then the Company shall pay you 2.5% of the Revenue generated by each such piece of New Business during the 12 consecutive full calendar months commencing with the month in which the first billing is sent to the client with respect to such New Business by the Group Company.

                             Cordiant Group Limited
    1-5 Midford Place, London W1T 5BH, England, Tel: 020 7262 4343
                                Fax: 020 706 3270
                        Registered Number 63031 England

3. As used herein, the term "Revenue" shall have its usual meaning in the advertising business, namely:

     (a)  commissions including volume discounts and rebates not due to clients;
     (b)  fees;
     (c) mark up on production and materials purchased outside or produced in house; and
     (d)  mark up on hours billed (if applicable).

     Income excluded from the calculation of "Revenue" are:

     (a)  interest or other financial source income;
     (b)  discounts gained from early payment or prepayment of suppliers;
     (c)  rental income;
     (d)  capital gains or losses on sale of assets; and
     (e)  foreign exchange gains or losses.

4. Nothing in this Commission Agreement is intended to or shall operate to create the relationship of employment, agency, partnership or joint venture of any kind between you and the Company or any Group Company. Any Group Company to whom you introduce potential New Business shall be permitted to accept or reject such New Business in its sole discretion. If it chooses to reject such proffered New Business for any reason or for no reason, it shall not thereby become liable to pay any Commission to you.

5. Any notice (including, but not limited to, a notice to terminate the Commission Agreement) to be given concerning this Commission Agreement shall be given in writing and sent by reputable overnight courier service. The date of the giving of the notice shall be deemed to be the date said notice was given to the courier service as indicated by the records of such courier service. Notice shall be sent to the addresses indicated in the Commission Agreement unless either party hereto shall send a notice to the other changing his or its address to which future notices shall be sent.

6. This Commission Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Commission Agreement and supercedes any previous agreements, negotiations and discussions between the parties relating to it.

7. No amendment or variation of this Commission Agreement shall be effective unless in writing and signed by a duly authorized representative of each of the parties to it.

8. You shall not assign, transfer, charge or deal in any other manner with this Commission Agreement or your rights under it or part of it, or purport to do any of the same, nor sub-contract nor appoint any third party of any or all of your obligations under this Commission Agreement.

9. No person which is not party to this Commission Agreement shall have any right to enforce any term of it by virtue of the Contracts (Rights of Third Parties) Act 1999.

10. This Commission Agreement shall be governed by and construed in accordance with English law and each party hereby irrevocably submits to the non-exclusive jurisdiction of the English Courts.

If this letter completely and correctly expresses the terms of our agreement regarding your consulting arrangement with the Company, please sign a copy of this letter and return it to me as "Accepted and Agreed To."



Cordiant Group Limited


By: /s/ Denise Williams
   --------------------
Name:    Denise Williams
Title:  Director/Secretary


Accepted and Agreed To:


/s/ Jean de Yturbe
-------------------
Jean de Yturbe